Exhibit 99.9.2

TERMS OF REFERENCE

SASOL LIMITED

AUDIT COMMITTEE

1.	PURPOSE AND AUTHORITY
1.1

The Audit Committee (the Committee) is constituted as a statutory committee of Sasol Limited (the Company) in respect of the duties prescribed by section 94(7) of the Companies Act, 71 of 2008, as amended (the Act) (as set out in Appendix 1), and as a committee of the Sasol Limited Board of Directors (the Board) in respect of any additional duties delegated to it by the Board.

1.2	These Terms of Reference are subject to the Act, the Company’s Memorandum of Incorporation (MOI) and any other applicable legal or regulatory provision.
1.3

The Committee has decision-making authority in respect of its statutory duties and is accountable to both the Board and the shareholders. In respect of non-statutory responsibilities delegated by the Board, the Committee shall either make recommendations to the Board or approve matters within its delegated authority as applicable.

1.4

The Committee shall perform the functions set out herein and, on behalf of all subsidiaries of the Company that are required in terms of the Act to have audit committees (collectively herein referred to as “the South African subsidiaries”), shall perform the statutory audit committee functions contemplated in section 94(7) of the Act.

1.5	The Committee assists the Board in overseeing the:
1.5.1	quality and integrity of the Company’s external reporting, including the integrated report, annual and interim financial statements of the Group, Form 20-F and financial results announcements;
1.5.2	qualification, independence, scope and performance of the external auditors;
1.5.3	effectiveness of the external audit and internal audit functions;
1.5.4	effectiveness of the Group’s internal control environment, including internal control over financial reporting (ICFR/ SOX);
1.5.5	effectiveness of the Group’s financial risk management; and
1.5.6	compliance with legal and regulatory requirements to the extent that such matters may have an impact on financial statements or external disclosures.
1.6

In addition, the Committee is responsible for supporting the Board in overseeing governance, risk management, the control environment and assurance relating to technology and Information Management (IM) including cyber security and information related risks. In this capacity, the Committee oversees IM strategy,

ToR: Audit Committee

Latest revision approved: 13 May 2026

operational performance and the integrity of technology-enabled controls and disclosures, and ensures that material information and technology risks are appropriately identified, managed and assured, in support of the Group’s strategic objectives.

2.	CONSTITUTION AND ATTENDANCE
2.1	The Committee shall comprise no fewer than three members, all of whom shall be independent non-executive directors nominated by the Board and elected annually by shareholders.
2.2	The Chairman of the Board may not serve as a member of the Committee.
2.3	Subject to clause 2.1, the Board shall determine the number of members constituting the Committee.
2.4

Each member of the Committee shall meet all applicable independence, financial literacy and other requirements prescribed by law, the Johannesburg Stock Exchange Limited (JSE) and the New York Stock Exchange (NYSE), and at least one member shall qualify as a “financial expert” as defined by the Untied States (US) Securities and Exchange Commission’s (SEC).

2.5	The Board shall appoint the Chairman of the Committee and determine the period of office.
2.6	The Board must fill any vacancy on the Committee within 40 business days after the vacancy arises, but may not remove any member of the Committee elected by shareholders.
2.7

The Chief Financial Officer, the person responsible for risk management in the Group, the senior audit partner responsible for the external audit and Chief Assurance Officer shall attend meetings by invitation, as required, and shall have unrestricted access to the Chairman or any member of the Committee in connection with matters within the Committee’s mandate.

2.8	Attendees at the Committee meetings shall not have voting rights.
2.9	The Company Secretary of Sasol Limited shall act as secretary to the Committee.
3.	MANDATE
3.1	Integrated reporting[1]

The Committee shall oversee the integrity of the Company’s integrated reporting, having regard to all relevant factors and risks, and shall review the Company’s annual Integrated Report prior to submission to the Board for approval. In doing so, the Committee shall consider relevant findings and recommendations of Group

[1]

Integrated reporting, as contemplated in King V, is a process underpinned by integrated thinking that results in a periodic report explaining value creation, preservation and erosion by the organisation over time. It includes related communications that provide context and connectivity between financial and non-financial information and may be presented as a standalone report or as an integrated articulation of information contained in other reports.

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Executive Committee (GEC) sub-committees and Board committees to the extent they are pertinent to the Committee’s mandate.

3.2	Financial and annual reporting and disclosures

The Committee shall:

3.2.1	review the annual report to be filed with the US SEC under Form 20-F prior to submission to the Board for approval; and
3.2.2

review the annual financial statements of the Company (including consolidated Group financial statements), preliminary results announcements and any other material financial information to be made public, prior to submission to the Board for approval, focusing particularly on:

(a)

compliance with applicable accounting standards, listings requirements and legal obligations (in respect to compliance with listings and legal requirements, the Committee will consider the recommendations of the Nomination and Governance Committee);

(b)

significant judgements, estimates and adjustments resulting from the audit, including the appropriateness of key assumptions applied in impairment assessments, such as cash flow projections, discount rates (including the weighted average cost of capital), and growth assumptions.

(c)	going concern assessment, solvency and liquidity;
(d)	capital adequacy;
(e)	changes in accounting policies and practices;
(f)	the appropriateness of material year-end adjustments and the summary of unadjusted audit differences;
(g)	amendment of and compliance with the financial conditions of loan covenants; and
(h)	material tax and litigation matters;
3.2.3

delegate the review and approval of the annual financial statements of major subsidiaries, as defined in the JSE Listings Requirements, to the respective boards of such entities, subject to the prior review by Group Financial Controlling and Group Company Secretarial Services.

3.2.4

review the Sasol Limited and group consolidated annual budget, including key business and accounting assumptions, as well as the financial risk appetite and tolerance in relation to the budget, the Group Funding Plan, the Sasol Limited dividend policy and dividend declaration and the provision of financial assistance.

3.2.5	monitor the solvency and liquidity of the Company and obtain adequate assurance from management regarding the solvency and liquidity of Group companies, making relevant recommendations to the Board.

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3.2.6	review all documents that contain material financial information or other information which could impact materially on the financial results or performance of the Company, such as:
●	circulars and prospectuses;
●	press releases on earnings; and
●	trading statements.
3.2.7	review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company’s disclosure controls and procedures as and when required.
3.3	Sustainability reporting

The Committee shall:

3.3.1

ensure that appropriate assurance is obtained over material sustainability matters, with the scope of such assurance and the appointment of external assurance providers, where applicable, being subject to approval by the Safety, Social and Ethics Committee.

3.3.2

place reasonable reliance, where appropriate, on the sustainability assurance obtained and reviewed by the Safety, Social and Ethics Committee in respect of the integrity, reliability and validation of the sustainable development information the integrity, reliability and validation of sustainability and sustainable development information included in the integrated report and other public disclosures.

3.3.3	consider and evaluate any recommendations or matters referred by the Safety, Social and Ethics Committee that may have a material impact on the financial statements or related disclosures.
3.4	Financial market risk management and hedging matters

The Committee:

3.4.1	approves Sasol’s financial market risk management (hedging) policy and any subsequent changes;
3.4.2	reviews hedging status and approves proposed hedging mandates;
3.4.3	approves deviations from the hedging policy (including but not limited to, hedging levels, hedging instruments, hedging periods, hedge cover ratios); and
3.4.4	monitors financial market risks and the execution of hedges.

ToR: Audit Committee

Latest revision approved: 13 May 2026

3.5	External audit and auditors

The Committee shall, with regard to all Group companies, oversee the external audit function by:

3.5.1	recommending the appointment and re-appointment or removal of the external auditor(s), subject to shareholder approval and applicable laws and listings requirements;
3.5.2

assessing the auditor’s independence and performance, and pre approving permissible non-audit services in line with approved thresholds, considering whether any non-audit services substantively impair their independence;

3.5.3

reviewing the overall audit role and review and approve the audit scope, engagement terms/ letter and fees prior to the commencement of the audit and where more than one auditor is involved, the maintenance of a professional relationship and co-ordination between them;

3.5.4	reviewing any significant accounting treatments, judgements, audit findings, adjustments, or contentious matters;
3.5.5	considering the effects of significant ventures, investments or operations which are not subject to external audit;
3.5.6	obtaining assurance from the external auditor(s) that adequate accounting records are being maintained;
3.5.7

overseeing annually or more frequently, the external auditor’s internal quality- control procedures and any material issues raised by the most recent internal quality-control review, peer review, or regulatory inspection findings within the preceding five years, and any steps taken to deal with these issues;

3.5.8

pre-approving the hiring of any senior or former senior employee of the external auditors who was a member of the audit team during the preceding financial year; In addition, the Committee shall pre-approve the hiring of any employee or former employee of the external auditors for top management positions within a specific Group company, regardless of whether that person was a member of such a Company’s audit team or not;

3.5.9	considering any Reportable Irregularities identified and reported by the external auditors in terms of the Auditing Profession Act 26 of 2005; and
3.5.10	obtaining assurance from management in respect of the functions specifically performed by the Committee for South African subsidiaries in terms of section 94(7) of the Act (see Appendix 1); and

ToR: Audit Committee

Latest revision approved: 13 May 2026

3.6	Internal control and assurance

The Committee shall oversee the effectiveness and independence of internal audit (assurance services2) by:

3.6.1

ensuring the effective functioning of the Group’s internal audit function and ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified and co-ordinated to provide an objective overview of the operational effectiveness of the Group’s systems of internal control and reporting.

3.6.2

approving the internal audit charter and risk-based audit plan, ensuring that the plan aligns with the charter, reviewing internal audit’s compliance with its charter and the timely execution of the plan;

3.6.3

reviewing significant internal audit findings and matters reported by internal audit, and the adequacy of management responses and remediation to ensure the effectiveness of the Group’s systems of internal control, including internal financial control and business risk management;

3.6.4	reviewing significant differences of opinion between management and the internal audit function;
3.6.5	deciding on the appointment, dismissal or re-assignment of the Chief Assurance Officer and assessing the performance and independence of the Chief Assurance Officer;
3.6.6

assessing the independence and effectiveness of the internal audit function including the adequacy of available internal audit resources and ensuring that the internal audit function is subject to an independent quality review, at least every four years or such other period deemed appropriate by the Audit Committee but not later than five years;

3.6.7	ensuring co-operation and co-ordination between internal and external audit to avoid duplication of work;
3.6.8	reviewing significant forensic investigations and fraud risks that may have a material impact on the financial statements; and
3.6.9

requesting investigations into matters within its scope, for example, evaluations of the effectiveness of the Group’s internal controls, significant cases of employee fraud, misconduct or conflict of interest.

3.7	Combined assurance

The Committee shall further ensure that a combined assurance model is applied to provide a coordinated approach to all assurance activities and will be supported by the GEC, which provides management oversight, assurance and alignment on Group-wide, high risk activities. The Committee shall:

3.7.1	ensure that the combined assurance received is appropriate to address all the significant risks facing the Company;

2Assurance services is a collective term for Sasol’s internal audit and forensic services.

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3.7.2	ensure the independence of the external service providers appointed by the Company to provide assurance on internal audit or the integrated report; and
3.7.3	monitor the relationship between the external service providers and the Company.
3.8	Internal Controls over Financial Reporting (ICFR / Sarbanes Oxley Act (SOX)

The Committee:

3.8.1

will assess any significant changes to the SOX sustainment strategy, including materiality thresholds and those arising from regulatory requirements (effective date applicable) and approve the SOX sustainment strategy at least annually;

3.8.2	will consider major findings relating to the internal control over financial reporting environment and any remediation plans for significant deficiencies and material weaknesses; and
3.8.3

will review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer regarding the Form 20-F certifications on the status of the Group’s ICFR environment and in particular regarding any material weaknesses and significant deficiencies identified.

3.9	Information Management (IM), Technology and Cyber oversight

Oversight of Digital strategy, Digital investment decisions and Digital value delivery (including analytics, AI and GenAI initiatives) resides with the Capital Investment Committee (CIC).

The Audit Committee’s role is limited to oversight of IM strategy and execution, IM, information technology (IT), and operational technology (OT) operational performance, cyber security compliance and risk, and assurance and controls over technology and data domains that may impact external reporting, disclosures and the overall control environment.

The Committee shall:

3.9.1

review and oversee the Group’s IM strategy, including material data and information governance, quality, integrity and controls, in alignment with the Group’s strategic objectives and reporting obligations.

3.9.2	ensures that the IM policy gives effect to the ethical and responsible use of data and information technology and compliance with relevant laws;
3.9.3

review material IM /IT/ OT operational performance, including the resilience, availability and stability of core platforms and systems, and material incidents, to the extent that such matters may impact business continuity, reporting integrity or risk exposure.

ToR: Audit Committee

Latest revision approved: 13 May 2026

3.9.4

oversee cyber security governance, compliance and risk management, including material cyber incidents, regulatory compliance relating to information security, and the remediation of significant control deficiencies.

3.9.5

obtain assurance on the design and operating effectiveness of technology- enabled and data controls that are material to (i) external reporting and disclosure controls and procedures; and (ii) the internal control environment, including internal control over financial reporting (ICFR) and SOX requirements, where applicable.

3.9.6	ensure that technology-related assurance is appropriately integrated into the Group’s combined assurance framework.
3.10	Compliance with legal and regulatory requirements

The Committee shall oversee compliance with legal and regulatory requirements insofar as such matters may materially affect financial reporting or disclosures, and shall:

3.10.1	review material legal and regulatory matters and significant correspondence with regulators, with support from management and advisers;
3.10.2	oversee procedures for the receipt, retention and treatment of complaints relating to accounting, internal controls, auditing matters and financial reporting; and
3.10.3

oversee mechanisms that are in place for the confidential and anonymous submission of concerns by employees regarding accounting, auditing or related misconduct, in line with applicable laws and SEC requirements.

3.11	Reviewing the adequacy of insurance coverage
3.12	Finance function

The Committee shall review the expertise, resources and experience of the finance function annually and shall include a report on the results of the review in the annual Integrated Report. The review shall include a review of the expertise and experience of the Chief Financial Officer as may be required from time to time by any stock exchange on which the securities of the Company are listed.

3.13	Reporting
3.13.1	The Committee shall annually insert in the financial statements of the Company and where required, those of its South African subsidiaries, a report:
(a)	describing how the Committee carried out its functions;
(b)	stating whether the Committee is satisfied that the external auditor is independent of the Company and subsidiaries and its views on the quality of the external audit;

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(c)	significant matters that the Committee has considered in relation to the annual financial statements and how these were addressed by the Committee; and
(d)

commenting in any way the Committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the Company, including the maintenance of proper and adequate accounting records, the overall operational and financial reporting environment and the systems to safeguard the Company’s assets against unauthorised use or disposal.

3.13.2	In addition, the Committee shall prepare such reports as may be required from time to time in terms of the Act or applicable corporate governance requirements.
4.	MEETINGS AND PROCEEDINGS
4.1

Meetings of the Committee will be held as set out in the guiding principles for the management of Board Committees. In addition to the Chairman or any member of the Committee calling special meetings, the external auditors or the Chief Assurance Officer may, through the Chairman, also call special meetings of the Committee.

4.2	The Committee shall periodically have separate meetings with management, internal audit and the external auditors.
4.3

Reasonable notice of meetings and the business to be conducted shall be given as set out in the guiding principles for the management of Board Committees. Notice shall also be given to the President and Chief Executive Officer (CEO), executives and managers responsible for finance, the Chief Assurance Officer and the external auditor to make proposals as necessary.

ToR: Audit Committee

Latest revision approved: 13 May 2026

APPENDIX 1

STATUTORY PRESCRIBED FUNCTIONS OF AN AUDIT COMMITTEE

The statutory prescribed functions of an audit committee are listed in section 94(7) of the Companies Act, 71 of 2008 as follows:

(7)An audit committee of a company has the following duties:

(a)To nominate, for appointment as auditor of the company under section 90, a registered auditor who, in the opinion of the audit committee, is independent of the company;

(b)to determine the fees to be paid to the auditor and the auditor’s terms of engagement;

(c)to ensure that the appointment of the auditor complies with the provisions of this Act and any other legislation relating to the appointment of auditors;

(d)to determine, subject to the provisions of this Chapter, the nature and extent of any non-audit services that the auditor may provide to the company, or that the auditor must not provide to the company, or a related company;

(e)to pre-approve any proposed agreement with the auditor for the provision of non- audit services to the company;

(f)to prepare a report, to be included in the Annual Financial Statements for that financial year—

(i)describing how the audit committee carried out its functions;

(ii)stating whether the audit committee is satisfied that the auditor was independent of the company; and

(iii)commenting in any way the committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the company;

(g)to receive and deal appropriately with any concerns or complaints, whether from within or outside the company, or on its own initiative, relating to—

(i)the accounting practices and internal audit of the company;

(ii)the content or auditing of the company’s financial statements;

(iii)the internal financial controls of the company; or

(iv)any related matter;

(h)to make submissions to the Board on any matter concerning the company’s accounting policies, financial control, records and reporting; and

(i)to perform such other oversight functions as may be determined by the Board.

ToR: Audit Committee

Latest revision approved: 13 May 2026

SASOL LIMITED

REMUNERATION COMMITTEE

TERMS OF REFERENCE

1.	PURPOSE AND OBJECTIVE

The Remuneration Committee (the Committee) is a committee of the Sasol Limited Board of Directors (the Board) and is responsible for assisting the Board in discharging its duties relating to fair, responsible and transparent remuneration for all levels in the Group, in a manner that supports the achievement of the Group’s strategic objectives and promotes sustainable value creation within its economic, social, and environmental context.

The Committee acts as remuneration committee for Sasol Limited and its direct and indirect subsidiaries and joint ventures (the Group) in respect of which Sasol Limited has the right, or power, to fulfill the functions as Remuneration Committee in terms of prevailing regulatory requirements.

2.	CONSTITUTION AND ATTENDANCE
2.1	The Committee shall comprise at least three members. All members shall be independent non-executive directors appointed by the Board.
2.2	The Chairman of the Board may not be a member or Chairman of the Committee, but may attend any meetings by invitation.
2.3	The Committee shall invite the Chairman of the Board and the Chief Executive Officer to attend meetings as appropriate.
2.4	No person attending a Committee meeting shall participate in any discussion or decision in respect of their own remuneration.
2.5	The Committee shall appoint the Committee Secretary.
3.	MANDATE

In accordance with delegated authority, the Committee shall:

3.1	Remuneration framework and policies
3.1.1	approve the Group’s remuneration policy and its annual implementation, ensuring that the annual remuneration report, included in the annual Integrated Report, is

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aligned with legislative and regulatory requirements, and provides sufficient level of disclosure as required in terms of the King V1;

3.1.2	as part of the Group’s remuneration policy, approve:
3.1.2.1	the principles governing the mix between guaranteed and variable components of remuneration for all levels of employees;
3.1.2.2	the benchmarking methodologies adopted in the Group for the setting of base salaries and incentive target amounts; and
3.1.2.3	the payment of a living wage for locations where Sasol has large operations, confirming that the Company pays at least a living wage in all countries of operation.
3.1.3	approve the non-executive director’s remuneration policy;
3.1.4

approve a Malus and Clawback policy enabling the adjustment, forfeiture or recovery of variable remuneration in circumstances of material misstatement, misconduct, error, reputational harm or failure of risk management;

3.1.5	approve the Executive Recovery policy as required by the SEC[2];
3.1.6	approve a Minimum Shareholding Requirement (MSR) policy;
3.1.7	approve Group material[3] human resources policies with an impact on remuneration;
3.1.8	approve retention schemes with or without corporate performance targets; and
3.1.9	review standard conditions of employment and employee benefits.
3.2	Incentive plans and performance measures
3.2.1

in determining performance measures and remuneration outcomes, consider financial, operational, ESG and risk outcomes, and ensure that remuneration does not incentivise excessive or inappropriate risk-taking;

3.2.2

approve short- and long-term incentive plans including all bonus plans and related design principles, target setting and allocation principles, and where required, make recommendations to the Board for approval by the shareholders;

3.2.3	determine and approve performance criteria necessary to measure the performance of executive directors and prescribed officers, ensuring alignment between individual

1King V Code on Corporate Governance for South Africa, 2025, copyright and trademarks of which are owned by the Institute of Directors in South Africa

2United States Securities and Exchange Commissions

3The Sasol Limited Board determines materiality

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and group performance and reward outcomes to enable the approval of all awards to prescribed officers and in respect of executive directors and the company secretary, for recommendation to the Board for approval;

3.2.4	annually review the list of participants in the Sasol Retention plan as approved within the parameters of the Retention policy;
3.2.5	consider the distribution of annual rewards to Senior Vice Presidents confirming that there is no unfair discrimination in the Company’s reward practices; and
3.3	Executive and director remuneration matters pertaining to all levels in the organisation
3.3.1	Review and approve terms and conditions of service agreements of executive directors and prescribed officers;
3.3.2

approve all changes in total remuneration (including incentive outcomes) for prescribed officers and recommend changes in total remuneration for the company secretary and the executive directors to the Board for approval;

3.3.3	Approve the incentive pools made available for distribution to eligible employees in role categories below the Group Executive Committee;
3.3.4	Approve the annual salary increase mandates for employees in collective bargaining units and the annual salary increase budgets for employees not covered by collective bargaining units; and
3.3.5	recommend non-executive directors’ remuneration to the Board for approval by shareholders, considering input from external remuneration specialists and management.
3.4	Governance, assurance and oversight
3.4.1	obtain assurance in respect of the internal and disclosure controls over reporting on matters for which the Committee has responsibility; and
3.4.2	consider the health of in-house pension funds, provident funds, medical aid, and other similar schemes.
4.	PRINCIPLES IN EXERCISING THE MANDATE

The Committee will apply the following principles in exercising its mandate:

4.1

ensure that there is alignment between individual performance and rewards and the application of objective discretion as and when required disclosing the use of discretion in the annual remuneration report;

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4.2	ongoing engagement with shareholders and other relevant stakeholders;
4.3	co-ordinate its activities with the Chairman of the Board and the CEO;
4.4	the broad framework and cost of executive remuneration should be a matter for the Board on advice of the Committee and in line with the remuneration policy approved by the Committee; and
4.5

liaise with the Board in relation to the preparation of the Committee’s remuneration report and referral thereof to shareholders as may be required by the law or any applicable regulatory requirements.

5.REPORTING AND SHAREHOLDER ENGAGEMENT

5.1

The Chairman (or in his/her absence, an alternative member) of the Committee shall attend the annual general meeting and answer questions concerning the remuneration of directors or any other questions that may arise from the Committee’s remuneration report.

5.2

The Chairman of the Committee shall engage with shareholders and other relevant stakeholders as required, to obtain input or provide clarity on the remuneration policy and its implementation report. Where significant shareholder opposition is expressed to the remuneration policy or implementation report, the Committee shall ensure that appropriate engagement, response and disclosures are undertaken in accordance with applicable regulatory requirements and governance codes.

6.	GENERAL

When accessing professional advice, the Committee will ensure such external advisers meet the independence tests as stipulated in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

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Latest revision approved: 13 May 2026